UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Hamilton, Bermuda, November 20, 2023 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program September 12, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE through March 31, 2024 pursuant to an agreement with Arctic Securities AS and its subsidiary, Arctic Securities LLC (“Arctic”).

For the period from and including November 13 through November 17, 2023, Seadrill purchased a total of 462,037 shares at an average price of $41.31 per share. The transactions effected through the agreement with Arctic comprise all the transactions effected by or on behalf of Seadrill Limited during the period.

Transaction overview

Date	Trading Venue	Aggregated daily volume (number of shares)	Weighted average share price (USD)	Total daily transaction value (USD)
13 Nov. 2023	OSE	9,853	40.29	397,010
13 Nov. 2023	NYSE	55,802	40.84	2,279,155
14 Nov. 2023	OSE	9,372	41.35	387,576
14 Nov. 2023	NYSE	62,000	41.34	2,563,185
15 Nov. 2023	OSE	19,800	42.92	849,863
15 Nov. 2023	NYSE	102,000	41.99	4,282,531
16 Nov. 2023	OSE	18,179	41.64	756,897
16 Nov. 2023	NYSE	122,000	40.59	4,951,541
17 Nov. 2023	OSE	17,031	41.47	706,237
17 Nov. 2023	NYSE	46,000	41.62	1,914,649
Period total	OSE	74,235	41.73	3,097,583
	NYSE	387,802	41.24	15,991,061
	Total	462,037	41.31	19,088,644
Previously disclosed totals (accumulated)	OSE	523,747	43.12	22,586,563
	NYSE	3,674,913	42.91	157,696,663
	Total	4,198,660	42.94	180,283,226
Program total	OSE	597,982	42.95	25,684,146
	NYSE	4,062,715	42.75	173,687,724
	Total	4,660,697	42.78	199,371,870

The issuer’s holding of own shares: 4,660,697

Following the completion of the above transactions, Seadrill Limited owned a total of 4,660,697 of its own shares, corresponding to 5.84% of Seadrill Limited’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Arctic Securities that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Benjamin Wiseman

Corporate Finance Manager & Investor Relations

T: +44 786 713 9312

E: benjamin.wiseman@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: November 20, 2023	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.